Condensed Consolidated Interim Financial Statements

(Expressed in United States Dollars)

VERIS GOLD CORP.

For the three months ended March 31, 2013 and 2012

VERIS GOLD CORP.
Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(In thousands of US dollars)

		March 31,	December 31,
ASSETS	Note	2013	2012
Current assets:
Cash and cash equivalents		$7,103	$9,295
Restricted funds	9	-	8,000
Accounts receivable and other		9,055	10,201
Inventories	8	18,813	21,725
		34,971	49,221
Restricted funds	9	52,942	51,307
Mineral property, plant and equipment	10	249,521	243,602
Deferred transaction costs	14,15	3,129	3,666
Other assets		652	663
Total Assets		$341,215	$348,459

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities		$47,549	$37,373
Deferred revenue	14	38,671	38,671
Forward contracts	12	27,152	7,006
Embedded derivative liability	15	462	467
Warrants	13	-	12
		113,834	83,529
Warrants	13	7,782	8,700
Convertible debenture	15	4,151	3,769
Forward contracts	12	-	21,480
Deferred revenue	14	55,018	64,686
Deferred tax liabilities		10,547	9,647
Decommisioning and rehabilitation provisions	16	54,928	54,629
Finance lease	17	3,261	3,358
		249,521	249,798
EQUITY
Share capital	18	438,313	438,313
Share based payments reserve	18	36,739	36,663
Accumulated other comprehensive income		2,141	2,642
Deficit		(385,499)	(378,957)
		91,694	98,661
Total Liabilities and Equity		$341,215	$348,459

Nature of operations and going concern – Note 1

Commitments and contingencies – Note 21

Subsequent events – Note 22

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board on May 13, 2013:

“Gerald Ruth”	Director	“Shaun Heinrichs”	Director

VERIS GOLD CORP.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(unaudited)
(In thousands of US dollars, except for share and per share amounts)

		Three months ended March 31,
	Note	2013	2012
Revenue		$45,360	$20,889
Cost of sales		44,944	21,666
Gross margin (loss)		416	(777)
Depreciation, depletion, and amortization		4,181	1,907
Loss from mine operations		(3,765)	(2,684)
Exploration costs		-	76
General and administrative expenses		1,763	2,590
Loss from operations		(5,528)	(5,350)
Other (loss) income:
Finance and transactions costs	6	(1,997)	(754)
Interest and other income	7	2,149	1,520
Foreign exchange loss		(60)	(2,161)
		92	(1,395)
Loss before income taxes		(5,436)	(6,745)
Income tax expense
Current		-	-
Deferred		(1,106)	(1,100)
Net loss for the period		(6,542)	(7,845)

Other Comprehensive Loss:
Foreign currency translation adjustments		(501)	3,137
Total Comprehensive Loss for the period		$(7,043)	$(4,708)

Loss per share – basic		(0.06)	(0.08)
Loss per share – diluted		(0.06)	(0.08)

Weighted average number of shares outstanding
Basic		107,641,344	93,117,400
Diluted		107,641,344	93,117,400

See accompanying notes to condensed consolidated interim financial statements.

VERIS GOLD CORP.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(unaudited)
(In thousands of US dollars and thousands of common shares)

		Share Capital, Note 18
				Share	Accumulated
				based	other
				payments	comprehensive
	Note	Number	Amount	reserve	income	Deficit	Total
Balance at January 1, 2012		93,064	$413,357	$33,652	$(917)	$(358,942)	$87,150
Exercise of warrants		76	246	-	-	-	246
Exercise of options	18 (d)	8	26	(14)	-	-	12
Share based payment expense	18 (d)	-	-	735	-	-	735
Net loss for the period		-	-	-	-	(7,845)	(7,845)
Foreign currency translation		-	-	-	3,137	-	3,137
Balance at March 31, 2012		93,148	$413,629	$34,373	$2,220	$(366,787)	$83,435

Balance at January 1, 2013		107,641	$438,313	$36,663	$2,642	$(378,957)	$98,661
Share based payment expense	18 (d)	-	-	76	-	-	76
Net loss for the period		-	-	-	-	(6,542)	(6,542)
Foreign currency translation		-	-	-	(501)	-	(501)
Balance at March 31, 2013		107,641	$438,313	$36,739	$2,141	$(385,499)	$91,694

See accompanying notes to condensed consolidated interim financial statements.

VERIS GOLD CORP.
Condensed Consolidated Interim Statements of Cash Flows
(unaudited, In thousands of US dollars)
For the three months ended March 31, 2013 and 2012

		Three months ended March 31,
	Note	2013	2012
Operating activities
Net loss for the period		$(6,542)	$(7,845)
Items not affecting cash:
Depreciation, depletion, and amortization		4,181	1,907
Recognition of deferred revenue		(6,445)	(2,995)
Net finance cost (income)		181	(1,328)
Share based payments		76	735
Deferred tax recovery		1,112	1,100
Unrealized foreign exchange loss		23	2,460
Change in non cash working capital	19	12,406	(9,614)
Cash used in operating activities before the undernoted		4,992	(15,580)
Deferred revenue proceeds net of transaction costs		-	9,076
Cash settlement of deferred revenue		(4,233)	-
		759	(6,504)

Investing activities
Property, plant and equipment expenditures		(1,891)	(8,411)
Restricted funds		6,365	1,465
Mineral property expenditures		(7,334)	(2,702)
		(2,860)	(9,648)

Financing activities
Proceeds from derivatives arising on gold forward contracts		-	14,924
Common shares issued upon exercise of shareholder warrants		-	95
Common shares issued upon exercise of stock options		-	12
		-	15,031
Effect of exchange rate changes on cash		(91)	4
Decrease in cash and cash equivalents		(2,192)	(1,117)
Cash and cash equivalents, beginning of period		9,295	2,261
Cash and cash equivalents, end of period		$7,103	$1,144

See accompanying notes to condensed consolidated interim financial statements.

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

1.	Nature of operations and going concern:

Veris Gold Corp (formerly Yukon-Nevada Gold Corp.) (the “Company”) is a gold metal producer engaged in the mining, exploration and development of mineral properties located in Canada and the United States. The Company is incorporated under the laws of the Province of British Columbia, Canada and its shares are listed on the Toronto Stock Exchange and the Frankfurt Exchange.

The Company’s registered address is 999 West Hastings Street, Suite 1040, Vancouver, British Columbia, Canada V6C 2W2.

The condensed consolidated interim financial statements of the Company as at March 31, 2013, and December 31, 2012, and for the three months ended March 31, 2013 and 2012, comprise the Company and its wholly owned subsidiaries (note 3a).

For properties other than the producing mine at Jerritt Canyon, Nevada, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

The Company had a loss from operations of $5.5 million for the three months ended March 31, 2013 (2012 – loss of $5.4 million), and a $1.0 million inflow of cash from operations for the same period (2012 – outflow of $6.5 million). At March 31, 2013 the Company had a working capital deficiency of $78.9 million (December 31, 2012 – $34.3 million) and an accumulated deficit of $385.5 million (December 31, 2012 – $379.0 million).

As at March 31, 2013, and as described in Note 12, the Company is currently negotiating the deferral of the settlement of a forward contract with Monument Mining that will require payment of $6.7 million in cash or physical delivery of 3,839 ounces of gold in June 2013. Also as described in Note 23, the Company continues to obtain external financing to fund existing operations and to be able to settle obligations as they become due. The Company plans to continue to seek out additional debt or equity financing at favorable terms.

These condensed consolidated interim financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, or maintain profitability or positive cash flows. If the Company is unable to maintain positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. These conditions and matters indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	Basis of Preparation:

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012.

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

3.	Significant accounting policies:

	(a)	Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. Subsidiaries are entities over which the Company has control; control being defined as the power to govern financial and operating policies. The existence and effect of potential voting rights that are currently exercisable are also considered when assessing control over an entity. Subsidiaries are fully condensed consolidated interim from the date at which control is transferred to the Company until the date at which control ceases. All intercompany transactions and balances have been eliminated upon consolidation. The subsidiaries, joint venture and percentage of ownership at March 31, 2013 are as follows:

Property	Location	Ownership
Ketza River Holdings Ltd.	Yukon	100%
YGC Resources Arizona Inc.	Arizona	100%
Queenstake Resources Ltd.	British Columbia	100%
Queenstake Resources U.S.A. Inc.	Delaware	100%
Castle Exploration Inc.	Colorado	100%

(b)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term investments that are readily convertible to cash and have a maturity date within 90 days of the purchase date.

(c)	Derivative financial assets

When the Company enters into forward metal sale option contracts (“Puts”) it is for the purposes of reducing exposure to the fluctuation of future metal prices. These Puts are derivative financial instruments that are initially recorded at fair value on the date they are entered into, and are subsequently re-measured at fair value at each financial reporting date. Any gains or losses that results from subsequent fair value measurement is recognized in the statement of operations.

(d)	Inventories:

Stockpiles represent ore that has been mined or purchased and is available for future processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore. These costs include direct labor, mine-site overhead expenses, and depreciation and depletion on Jerritt Canyon mine equipment and mineral properties. Purchased ore is recorded at cost based on the contracted purchase price, net of an allowance for the Company’s processing charged to a third party.

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Work-in-process inventories are valued at the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of property, plant and equipment and mineral properties.

Finished goods inventories are valued at the lower of average production cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated selling expenses. Materials and supplies inventories are valued at the lower of average cost and net realizable value.

When inventories have been written down to net realizable value, an assessment of net realizable value is made in each subsequent period. If the circumstances which resulted in the impairment no longer exist, the remaining amount of the write down is reversed.

(e)	Property, plant and equipment:

Property, plant and equipment is recorded at cost less accumulated depreciation less impairment. Depreciation is recorded on a straight-line basis to residual values over the estimated useful lives of the assets. Residual values and useful lives are reviewed at least annually. Property, plant and equipment used in exploration is depreciated and included in mineral properties.

Depreciation rates are as follows:
Buildings	20 years
Computer hardware and software	3 years
Equipment and facilities	5 - 20 years
Furniture and fixtures	7 years
Vehicles	3 - 7 years
Leases and leasehold improvements	over the shorter of lease term and expected useful life of asset

(f)	Mineral properties:

Exploration and evaluation expenditures

Exploration and evaluation expenditure relates to the initial costs incurred on the search for, and evaluation of, potential mineral reserves and resources. Exploration includes such costs as exploratory drilling, sampling, mapping and other costs involved in searching for ore. Evaluation includes costs incurred to establish the technical and commercial viability of developing mineral properties acquired or identified through exploration. Exploration and evaluation expenditures, net of any option payments or income tax credits received, are deferred until the property is placed into production, sold or abandoned or determined to be impaired. These deferred expenditures are amortized on a units-of-production (“UOP”) basis over the estimated useful life of the property based on proven and probable reserves following commencement of production.

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Mine development expenditures

Once it has been determined that the development of a mineral property is commercially and technically viable, as a result of establishing proven and probable reserves, the costs incurred to develop a property are capitalized. These costs include engineering and metallurgical studies; drilling and other related costs to delineate an ore body; the costs of removing overburden to initially expose the ore body prior to the start of mining operations; and, the building of access ways, shafts, drifts, ramps and other infrastructure at underground mines. These capitalized expenditures are amortized on a UOP basis over the estimated useful life of the property based on proven and probable reserves following commencement of production.

Underground mine development costs incurred during production

During the production phase the Company incurs underground development costs for major underground excavation done to establish new access ways. These costs include building new shafts, drifts, ramps, lateral access ways, and other infrastructure to access specific ore blocks which provide probable future economic benefits to the Company. Costs directly attributable to this underground development are capitalized and amortized on a UOP basis over the estimated useful life of the property.

(g)	Impairment of long lived assets:

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior periods. A reversal of an impairment is recognized as income immediately.

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(h)	Decommissioning and rehabilitation provisions:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations for environmental rehabilitation in the period in which it is incurred. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the mining assets along with a corresponding increase in the rehabilitation provision. Discount rates using a pre- tax value rate that reflect the time value of money and risks specific to the obligation are used to calculate the net present value. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Accretion expense is charged to the statement of operations, while adjustments related to changes in estimated cashflows are recorded as increases or decreases in the carrying value of the asset. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(i)	Share based payments:

The Company has established a share based payment plan as described in note 18. The Company measures share based payments at fair value and recognizes the expense over the vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of each stock option on the date of the grant. The value of the stock options issued to directors, employees and service providers is expensed or capitalized to mineral properties as share based payment and is credited to the share based payments reserve. The value of the stock options issued to agents in exchange for brokerage services is netted against share capital as share issuance costs and credited to the share based payments reserve.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the statement of operations.

(j)	Revenue recognition:

Revenue is measured at the fair value of the consideration received. A sale is recognized when the significant risks and rewards of ownership have passed. This is when title and insurance risk has passed to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(k)	Income taxes:

The income tax expense for the period comprises current and deferred taxation. Taxation is recognized in the statement of operations and comprehensive income, except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date in countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to tax authorities.

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity; or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis; or, their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which unused tax losses, unused tax credits, and the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time that the liability to pay the related dividend is recognized.

(l)	Flow-through shares:

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. The premium paid for the flow-through shares in excess of market value of those shares is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

(m)	Warrants:

When the Company issues units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the condensed consolidated interim statement of financial position as derivative instruments (Note 13).

(n)	Earnings per share:

Basic earnings per share is computed by dividing the amount of income / (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted earnings / (loss) per share assumes that the deemed proceeds received from the exercise of stock options, agents' options and share purchase warrants that are "in the money" would be used to repurchase common shares of the Company at the average market price during the period.

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For convertible securities that may be settled in cash or shares at the holder’s option, returns to shareholders and income charges are added back to net earnings used for basic earnings per share and the maximum number of ordinary shares that could be issued on conversion are used in the computing diluted earnings per share.

(o)	Financial instruments:

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition and recorded on the statement of financial position. Measurement in subsequent periods depends on whether the financial instrument has been classified as fair value through profit or loss (“FVTPL”), available- for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Financial assets and liabilities classified as FVTPL are measured at fair value with changes in those fair values recognized in the statement of operations. Financial assets and financial liabilities considered held-to- maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in accumulated other comprehensive income until realized, or until a loss in value is determined to be significant or prolonged. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Changes in the fair values of derivative instruments are recognized in the statement of operations with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges.

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities FVTPL are recognized immediately in profit or loss.

(p)	Foreign currency translation:

The condensed consolidated interim financial statements are presented in US dollars, which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates at the date of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in a currency other than the functional currency are recognized in the condensed consolidated interim statement of operations.

Assets and liabilities of entities with non-US dollar denominated functional currencies are translated at the period end rates of exchange and the results of their operations translated at the average rate for the period. The resulting translation adjustments are included in other comprehensive income (loss). Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in other comprehensive income (loss).

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

4.	Critical accounting judgments and estimates:

IFRS requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include:

Recognition of deferred tax on mineral rights
Capitalization and impairment of exploration, evaluation and development expenditures
Determination of functional currencies
Determination that the sale of future gold deliveries to Deutsche Bank represents deferred revenue
Applicability of the going concern assumption
Determination of commencement of commercial production

Critical accounting estimates include:

Determination of ore reserves
Impairment of property, plant and equipment
Decommissioning and rehabilitation provisions
Contingent liabilities
Valuation of share based compensation, warrants, and derivative liabilities
Income taxes
Useful lives of assets
Asset depreciation rates

5.	Changes in accounting standards:

Accounting standards adopted January 1, 2013:

	i)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The disclosures should be provided retrospectively for all comparative periods. This amendment did not have an impact on the Company’s condensed consolidated interim financial statements.

	ii)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27- Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This new standard redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

iii)	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non- Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements, in which an entity is involved, by assessing its rights and obligations and classifying the type of joint arrangement based on such an assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

iv)	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both condensed consolidated interim and non-condensed consolidated interim entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

v)	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2012, IFRS 13 sets out a single framework for measurement and disclosure of information regarding fair value measurement. This standard applies when another IFRS requires, or permits, fair value measurements and/or disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has provided additional disclosure on its condensed consolidated interim financial statements as a result of this standard.

vi)	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

vii)	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. This amendment did not have an impact on the Company’s condensed consolidated interim financial statements.

viii)	IFRIC 20 – Stripping Costs in the Production Phase of A Surface Mine (“IFRIC 20”)

In October 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, and includes guidance on transition for pre-existing stripping assets. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

VERIS GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Accounting standards effective January 1, 2014:

i)	IAS 32 - Offsetting Financial Assets and Financial Liabilities (“IAS 32”)

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 require retrospective application. The Company is currently evaluating the impact the amendments are expected to have on its condensed consolidated interim financial statements.

Accounting standards effective January 1, 2015:

i)	IFRS 9 - Financial Instruments (“IFRS 9”)

This new standard for financial instruments is intended to replace IAS 39 - Financial instruments: Recognition and measurement (“IAS 39”), in entirety, in three main phases. IFRS 9 is intended to be principles-based, and less complex than IAS 39. The first phase of IFRS 9 was issued and amended in November 2009 and October 2010, respectively, and addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the contractual cash flow characteristics, and the Company’s business model for managing, financial assets. Financial liabilities are classified and subsequently measured at amortized cost, except for financial liabilities classified as at fair value through profit or loss (“FVTPL”), financial guarantees, and other certain exceptions.

In response to delays to the completion of the remaining two phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

6.	Finance and transactions costs

Finance and transactions costs are comprised of:

		Three months ended March 31,
	Note	2013	2012
Interest on convertible debenture	15	$462	$-
Accretion of decommissioning and rehabilitation provisions	16	373	518
Environmental rehabilitation expense		396	(90)
Transaction costs and finance fees		600	332
Other interest and transaction costs		166	(6)
		$1,997	$754

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

7.	Interest and other income (expense)

Interest and other income (expense) is comprised of:

		Three months ended March 31,
	Note	2013	2012
Gain on warrants and derivatives	(i)/(iii)	$754	$3,887
Gain/(loss) on derivatives	(ii)	1,333	(2,124)
Interest income		14	9
Other income		48	(252)
		$2,149	$1,520

(i)

The warrants denominated in Canadian dollars are revalued at each reporting period and the change in fair value recorded in net income (note 13). For the three months ended March 31, 2013 a gain of $0.8 million was recognized (2012 – $3.9 million gain).

(ii)	Two gold forward contracts entered into in November 2010 and January 2012 are accounted for as derivatives.

The fair value of the November 2010 forward contract as at March 31, 2013 was $20.5 million (December 31, 2012 - $21.5 million) resulting in a gain of $1.0 million (2012 - $1.0 million loss) (note 12).

The fair value of the January 2012 forward contract as at March 31, 2013 was $6.7 million (December 31, 2012 - $7.0 million) resulting in a gain of $0.3 million (2012 – loss of $1.1 million) being recognized in the three months ended March 31, 2013.

(iii)

The share conversion option within the convertible debentures issued on June 15, 2012, July 19, 2012, and October 11, 2012 (note 15) represents an embedded derivative liability for accounting purposes. This embedded derivative is bifurcated from the convertible debenture contract and is recorded at fair value both at inception and at each reporting period based on quoted market prices for the common stock of the Company, with changes in fair value being recognized through other income or loss. On March 31, 2013 the fair value of the embedded derivatives was $0.5 million (2012 - $0.5 million) with revaluation gains of $Nil (2012 - $Nil).

8.	Inventories

	March 31,	December 31,
	2013	2012
Finished goods	$1,103	$2,511
Stockpiled ore	1,530	1,167
Purchased ore	-	434
Work in progress	9,268	11,642
Materials and supplies	6,912	5,971
	$18,813	$21,725

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA. The costs of inventories recognized as an expense are equivalent to cost of sales for the three months ended March 31, 2013 and 2012. As at March 31, 2013, there is a net realizable value provision recorded against inventory of $0.2 million (December 31, 2012 - $0.6 million).

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

9.	Restricted funds

		March 31,	December 31,
	Note	2012	2012
Chartis commutation account	(a)	$25,505	$25,778
Chartis money market account	(a)	21,794	19,810
Gold forward sale performance reserve	(c)	2,000	10,000
Water use license letter of credit	(b)	3,040	3,103
Cash pledged as security for letters of credit		603	616
		$52,942	$59,307
Current portion of gold forward sale performance reserve	(c)	-	(8,000)
		$52,942	$51,307

(a)

The Company purchased from American Insurance Group (AIG), now known as Chartis, an environmental risk transfer program (the “ERTP”). As part of the ERTP, $25.7 million was deposited in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations (note 16).

During 2010 the Company was required to provide further surety to the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service to fund the ongoing reclamation and mine closure obligations. To meet this additional surety requirement, the Company deposited $2.7 million into two money market accounts with Chartis and provided cash security for two new surety instruments issued to these two agencies. In July and October of 2011 the Company posted an additional $7.2 million, and $9.8 million respectively, to the money market account to satisfy increases in the bonding requirements related to increased coverage requirements and also the construction of a second tailings facility and water storage reservoir currently taking place at Jerritt Canyon.

During the three months ended March 31, 2013, the Company earned interest in the amount of $Nil from the commutation and money market accounts (2012 - $Nil).

(b)	The Yukon Territorial Government has letters of credit with the Company which were put in place to secure payment of potential reclamation work relating to the Ketza River project.

(c)

As part of the August, 2011 forward gold purchase agreement, the Company was required to deposit $10 million in an escrow account held in the Company’s name. These funds were to be made available when defined production targets have been met (note 14). The Company met the defined production targets and $8 million of the funds held in escrow were received in February, 2013 (2012 – $Nil).

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

10.	Mineral property, plant and equipment

Mineral property, plant and equipment comprise:

	Mineral Properties			Mobile
	Non-		Land and	Plant and	Construction
	depletable	Depletable	Buildings	Equipment	in Progress	Other	Total

Cost
December 31, 2011	$81,654	$8,426	$50,349	$78,054	$41,949	$1,641	$262,073
Additions	8,337	13,293	1,805	38,491	(6,887)	164	55,203
Disposals	-	-	-	-	-	-	-
Impairment	(31,763)	-	-	-	-	-	(31,763)
Foreign exchange	1,890	-	60	2	-	-	1,952
December 31, 2012	60,118	21,719	52,214	116,547	35,062	1,805	287,465
Additions	6,399	2,115	-	869	1,605	-	10,988
Disposals	-	-	-	-	-	-	-
Foreign exchange	(1,026)	-	(66)	(2)	-	-	(1,094)
March 31, 2013	$65,491	$23,834	$52,148	$117,414	$36,667	$1,805	$297,359

Accumulated depreciation
December 31, 2011	$-	$-	$10,440	$19,589	$-	$1,004	$31,033
Depreciation	-	2,008	1,737	8,786	-	275	12,806
Disposals	-	-	-	-	-	-	-
Foreign exchange	-	-	24	-	-	-	24
December 31, 2012	-	2,008	12,201	28,375	-	1,279	43,863
Depreciation	-	1,008	489	2,447	-	57	4,001
Disposals	-	-	-	-	-	-	-
Foreign exchange	-	-	(25)	(1)	-	-	(26)
March 31, 2013	-	3,016	12,665	30,821	-	1,336	47,838

Carrying Value
December 31, 2011	$81,654	$8,426	$39,909	$58,465	$41,949	$637	$231,040
December 31, 2012	$60,118	$19,711	$40,013	$88,172	$35,062	$526	$243,602
March 31, 2013	$65,491	$20,818	$39,483	$86,593	$36,667	$469	$249,521

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

	Jerritt Canyon	Ketza River	Silver Valley	Other	Total
		(a)/(i)	(a)/(ii)

Net book value
December 31, 2011	$155,382	$73,648	$1,814	$196	$231,040
Additions	48,750	6,411	-	42	55,203
Disposals	-	-	-	-	-
Depreciation charge	(12,586)	(168)	-	(52)	(12,806)
Impairment	-	(29,914)	(1,849)	-	(31,763)
Foreign exchange	-	1,864	35	29	1,928
December 31, 2012	$191,546	$51,841	$-	$215	$243,602

Additions	10,234	740	-	14	10,988
Disposals	-	-	-	-	-
Depreciation charge	(3,944)	(37)	-	(20)	(4,001)
Foreign exchange	-	(1,068)	-	-	(1,068)
March 31, 2013	$197,836	$51,476	$-	$209	$249,521

(a)	Yukon properties:

	(i)	Ketza River properties, Yukon:

The Company has a 100% interest in the Ketza River property including 593 mining claims and leases, a mill and all associated equipment. The focus of the Ketza River property is gold.

	(ii)	Silver Valley, Yukon:

The Company has a 100% interest in 120 claims.

(b)

During the three months ended March 31, 2013 and year ended December 31, 2012 the Company assessed the carrying values of its mineral properties for indications of impairment. During the three months ended March 31, 2013 the Company did not record any impairment charge as there were no further indicators of impairment. During the year ended December 31, 2012 the Company believed that certain indicators such as the recent downturn in the resource industry specifically in relation to exploration and development stage mining projects and the volatility in the global economy, which had negatively affected precious metals prices had contributed to the decrease in the Company’s share price. The Company recorded an impairment charge in the quarter ended December 31, 2012 as described below. The Company concluded that, as at December 31, 2012, there was no further impairment to be recorded.

During the quarter ended December 31, 2012, the Company determined that the carrying value of its Yukon exploration properties exceeded the expected net present value of its future cash flows. This resulted in an impairment charge of $31.8 million.

11.	Related party transactions:

During the three months ended March 31, 2013, the Company was charged a total of $0.1 million (2012 - $0.2 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at March 31, 2013 is $0.1 million (as at December 31, 2012 – $nil).

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this this liability as at March 31, 2013 was $6.7 million (December 31, 2012 - $7.0 million) resulting in a gain of $0.3 million (2012 - $1.1 million loss) being recognized in the three months ended March 31, 2013 (note 12).

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three months ended March 31, 2013, a total of $0.1 million was charged to the Company under this agreement (2012 – $0.1 million). The amount owing at March 31, 2013 is $0.1 million (December 31, 2012 – $0.1 million).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

a)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods were as follows:

	Three months ended March 31,
	2013	2012
Salaries, directors fees, and short-term benefits	$362	$431
Share-based payments	-	527
	$362	$958

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

12.	Forward Contracts

On January 12, 2012, the Company entered into a forward gold sales contract with a related party (note 11) for which the Company received advance proceeds of $5.0 million. The agreement specified that 3,665 troy ounces of refined gold was to be delivered to the counterparty by June 12, 2012, however at the related party’s’ option the Company may be obliged to settle the contract with a cash payment of $6.0 million. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, and a late-settlement charge of 2.25% per month on the outstanding balance would be imposed. As at March 31, 2013 the contract had not been settled and the Company is in negotiations with the counterparty to further extend the settlement date. The fair value of this liability was $6.7 million as at March 31, 2013 (2012 - $7.0 million). A derivative gain of $0.3 million was recognized in the three months ended March 31, 2013 (2012 – loss of $1.1 million).

VERIS GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011 or a late penalty would be assessed as a 2.25% monthly increase in the ounces of gold to be delivered. In return, the Company received an upfront payment of $7.0 million cash. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. In December 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in January 2014, and that approximately 3,819 additional ounces would be delivered at that time. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment of USD $17.3 million rather than through physical delivery of gold. The forward contract has been assessed to be a derivative liability and is recorded at fair value at each reporting date. This derivative liability had a fair value of $20.5 million as at March 31, 2013 (At December 31, 2012 - $21.5 million), resulting in a gain of $1.0 million being recorded for the three months ended March 31, 2013 (Three months ended March 31, 2012 – loss of $1.0 million).

13.	Warrants

Due to the Company’s functional currency being the US dollar, the issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars are classified as derivative instruments. The warrants have been recognized as a liability in the statement of financial position with the movement in fair value recorded in net income (loss) at each reporting date.

As at March 31, 2013 the following warrants were outstanding:

					In thousands

							Fair Value	Fair Value
		Exercise			Warrants		as at	as at
		price	December	Warrants,	exercised/	March 31,	December	March 31
Expiry date	Note	(C$)	31, 2012	issued	expired	2013	31, 2012	2013
May 24, 2013		5.50	3,349	-	-	3,349	12	-
February 8, 2015	14	4.40	4,000	-	-	4,000	1,339	925
May 23, 2015	18 (c)(i)	4.00	3,908	-	-	3,908	1,700	1,238
June 15, 2015¹	15	1.95	2,010	-	-	2,010	1,156	1,246
July 19, 2015²	15	1.95	1,333	-	-	1,333	782	833
October 12, 2015²	15	1.95	670	-	-	670	423	444
Dec 18, 2016³	18 (c)(vii)	2.35	3,600	-	-	3,600	3,300	3,096
			18,870	-	-	18,870	8,712	7,782

1 Warrant holders exercised their option to amend the exercise price from $3.00 to $1.95 on January 14, 2013.

2 Warrant holders exercised their option to amend the exercise price from $3.00 to $1.95 on February 14, 2013.

3 Brokers compensation options and brokers unit warrants issued with this public offering are excluded given they are share-based payments.

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

The fair value of the warrants was $7.8 million as at March 31, 2013 (December 31, 2012 - $8.7 million) of which $nil was short-term in nature and $7.8 million was long-term in nature (December 31, 2012 - $8.7 million). During the three months ended March 31, 2013, a $0.8 million gain was recognized in the consolidated statement of operations and comprehensive income (loss) as a result of changes in the fair value of the warrants (2012 - $3.9 million gain), and $nil was recognized in share capital as a result of the fair value of warrants exercised during the period (2012 - $0.2 million).

The warrants were fair valued using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 76%, weighted average expected lives of the warrants of 2.0 years, and weighted average annual risk-free rates of 1.06%.

14.	Deferred revenue

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “First Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. The net cash proceeds represent the $120 million Prepayment net of: (i) $10 million deposited into an escrow account in the Company’s name to be made available upon the Company achieving defined production targets (Note 9(c)); (ii) the $29.9 million settlement of the outstanding Notes; and, (iii) $6.6 million in transaction and legal costs. The Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

On February 7, 2012, the Company entered into a second Forward Gold Purchase Agreement (the “Second Agreement”) with Deutsche Bank. Under the Second Agreement the Company received a gross prepayment of $20 million (the “Second Prepayment”), of which net cash proceeds of $18.9 million were received on February 8, 2012. The net cash proceeds represent the $20 million Second Prepayment net of $1.1 million in transaction and legal costs. The Second Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

As part of the Second Agreement in addition to the Additional Future Gold Deliveries, the Company also issued to Deutsche Bank one share purchase warrant (the “Warrant”), which can be exercised to purchase 4,000,000 common shares of the Company (each “Share Warrant”) at a price of C$4.40 per share on or before February 8, 2015. The fair value of the Warrant on the date of issuance was determined to be $9.9 million using an option pricing model. Of the Second Prepayment $9.9 million was therefore attributed to the Warrant, and was recorded as a derivative liability which will be subsequently revalued at each reporting date with the movement in fair value recorded in net income (loss) at each reporting date (Note 13). The remaining $10.1 million of the Second prepayment was initially recorded as deferred revenue.

Under the terms of the First and Second Agreements, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces and 27,950 ounces, respectively, to be delivered to Deutsche Bank over a forty-eight and forty-three month term, respectively, commencing September 2011 and March 2012, respectively. For the First Agreement, the scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first six months of the term; (ii) 2,000 ounces per month for the following six months of the term; and, (iii) 4,330 ounces per month for the final thirty-six months of the term (the “Future Gold Deliveries”). For the Second Agreement, the scheduled future gold deliveries are 650 ounces delivered per month from March 2012 to September 2015 inclusive (the “Additional Future Gold Deliveries”).

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

In addition to the Prepayment, Deutsche Bank will make additional payments to the Company for the Future Gold Deliveries. For the First Agreement, the amounts being determined by the number of ounces delivered multiplied by the market price of gold, less a minimum price of US$850 per ounce, and up to a maximum price of US$1,950 per ounce. For the Second Agreement, the amounts being determined by the number of ounces delivered multiplied by the market price of gold, less a minimum price of US$850 per ounce, and up to a maximum price of US$1,750 per ounce. For the First Agreement, any shortfall which would occur in the event the Company is unable to produce gold compared to that scheduled under the terms of the Agreement will result in the Company being obligated to pay a US dollar amount equal to the market price of gold per ounce on the scheduled delivery date, multiplied by the shortfall number of gold ounces (the “Shortfall”). For the Second Agreement, any shortfall which would occur in the event the Company is unable to produce gold compared to that scheduled under the terms of the Agreement will result in the Company being obligated to either (a) pay a US dollar amount equal to the market price of gold per ounce on the scheduled delivery date, multiplied by the shortfall number of gold ounces (the “Shortfall”); or (b) issue to Deutsche bank common shares of the Company with equivalent market value of the Shortfall.

For the First Agreement, interest will be charged on the Shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and would be due on demand. For the Second Agreement, interest will be charged on the Shortfall at 9% per annum and would be due on demand. However, under the Agreement the Company may deliver a monthly Shortfall in gold, plus interest, if it can do so within fourteen days of the scheduled monthly delivery date. The Company is only allowed to exercise this late delivery right no more frequently than four times in total during the term of the Agreement, and no more frequently than during two consecutive calendar months. For the First Agreement, the Company incurred $7.6 million of fees to parties involved in the Agreement, of which $1.6 million was expensed as transaction costs and the balance of $6.0 million paid to Deutsche Bank deferred based on the direct relationship the fees have with the revenue expected to be recognized in future periods. For the Second Agreement, the Company incurred $1.1 million of fees to parties involved in the Agreement, of which $0.1 million was expensed as transaction costs and the balance of $1.0 million paid to Deutsche Bank was deferred based on the direct relationship the fees have with the revenue expected to be recognized in future periods. As such the deferred fees are being amortized based on the ounces to be delivered under the terms of the First and Second Agreements. The current portion of deferred fee is included in Accounts receivable and other.

Pursuant to the First Agreement and the Second Agreement (collectively, the “Agreements”), the Company was required to deliver a total of 2,650 ounces of gold to Deutsche Bank on April 30, 2012. Under the Agreements the Company was entitled to and did request a fourteen day extension to that delivery requirement and the Company delivered 2,650 ounces of gold on May 17, 2012.

The February 2013 obligations under the Agreements were net cash settled contemporaneously with the release of $8 million of previously restricted performance reserve funds (note 9(c)).

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

As of March 31, 2013, the Company has made the following deliveries and has obligations for future deliveries of:

	March 31, 2013		December 31, 2012
	Au oz's	Au oz's	Au oz's	Au oz's
	Delivered	Future Delivery	Delivered	Future Delivery
First Agreement	43,980	125,570	35,320	138,560
Second Agreement	7,800	19,500	6,500	21,450
Total	51,780	145,070	41,820	160,010

As of March 31, 2013, the Company has the following deferred revenue:

	March 31, 2013		December 31, 2012
	Current	Long Term	Current	Long Term
	Deferred Revenue	Deferred Revenue	Deferred Revenue	Deferred Revenue
First Agreement	$35,859	$50,801	$35,859	$59,765
Second Agreement	2,812	4,217	2,812	4,921
Total	$38,671	$55,018	$38,671	$64,686

As of March 31, 2013, the Company has the following deferred transaction costs:

	March 31, 2013		December 31, 2012
	Current Deferred	Long Term Deferred	Current Deferred	Long Term Deferred
	Transaction Costs	Transaction Costs	Transaction Costs	Transaction Costs
First Agreement	$1,793	$2,540	$1,793	$2,988
Second Agreement	279	419	279	489
Total	$2,072	$2,959	$2,072	$3,477

15.	Convertible debentures:

The Company issued unsecured convertible debentures on June 15, 2012 (the “June Debentures”), July 19, 2012 (the “July Debenture”), and October 11, 2012 (the “October Debenture”) for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively. At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time after expiry of the four month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual (the “Market Price”), discounted by 5% per Share (the "Conversion Option").

Upon the Maturity Date, the Debentures and all interest accrued thereon may, at the Company's discretion, be paid in cash, Shares (up to a maximum of 75%), or any combination of cash and Shares (up to a maximum of 75% Shares). The Company may only elect to convert all or any part of the Debentures outstanding in Shares if the market price for the Shares is greater than $2.00 for at least five out of the ten trading days preceding the date in which the Company delivers the Shares to the holder (such date not to be less than twenty days prior to the Maturity Date). The holder will have the option to require early repayment in the event of default by the Company.

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the June, July, and October Debentures, the Company also issued 201,011; 133,332; and, 66,956 common shares, respectively of the Company (the "Structuring Shares"), and 2,010,125; 1,333,333; and, 669,568 common share purchase warrants (the "Warrants"), respectively, to the Debenture holders. Each Warrant entitles the holder to purchase one Share at an exercise price of $3.00 and will expire three years following the Closing Date.

On October 24, 2012 the holders of the June Debentures elected to convert C$1 million of the face value into 380,373 shares. The carrying value of the debt component settled was $0.4 million and the fair value of the shares issued was $1.1 million (Note 18(c)(vi)) which resulted in a loss on conversion of $0.7 million.

As a result of the Conversion Option feature the Debentures are recorded as compound financial liabilities. For accounting purposes the Conversion Option is an embedded derivative liability which is initially bifurcated from the Debentures, measured separately at fair value, and subsequently re-measured at fair value through interest and other income (expense) (Note 7) at each reporting date. The debt component of the Debentures is measured at amortized cost, and is accreted over the expected term to maturity using the effective interest method.

On January 14, 2013 the holders of the June Debentures exercised their option to amend the exercise price of the June Warrants from $3.00 to $1.95. On February 14, 2013 the holders of the July and October Debentures exercised their option to amend the exercise price of the July and October Warrants from $3.00 to $1.95.

The table below provides a summary of the allocation on the initial recognition of the Debentures:

Initial value	Components
	Debt	Embedded	Equity	Warrant Liability	Total
		Derivative	Note 18(iii)/(v)	Note 13
CAD
June 15, 2012	$1,947	$152	$584	$3,317	$6,000
July 20, 2012	846	141	453	2,560	4,000
October 11, 2012	569	71	213	1,147	2,000
	3,362	364	1,250	7,024	12,000
USD
June 15, 2012	1,901	148	570	3,238	5,857
July 20, 2012	840	140	450	2,539	3,969
October 11, 2012	578	69	214	1,169	2,030
	$3,319	$357	$1,234	$6,946	$11,856

The Debentures had a total of $0.8 million of transactions costs incurred with the issuance which were allocated to the components noted above on a pro-rata basis. The Debentures had a $0.2 million portion attributed to the debt components which have been deferred and will be amortized over the term of the Debentures; $0.1 million portion attributed to the Structuring shares which was recorded in equity net of the allocated proceeds; and the remainder was included in expensed transactions costs in the year ended December 31, 2012 (note 6).

As at March 31, 2013 the carrying value of the embedded derivative and debt component of the Debentures was as follows:

Carrying value	Embedded Derivative		Debt
	March 31	December 31,	March 31	December 31,
	2013	2012	2013	2012
June 15, 2012	331	332	2,219	2,041
July 20, 2012	88	91	1,233	1,094
October 11, 2012	43	44	699	634
	462	467	4,151	3,769

VERIS GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

16.	Decommissioning and rehabilitation provisions:

	March 31,	December 31,
	2013	2012
Balance, beginning of year	$54,629	$47,548
Accretion expense	373	1,225
Foreign exchange	(74)	77
Reclamation spending	-	(63)
Revisions in estimates of liabilities and additional obligations	-	5,842
	$54,928	$54,629

As at March 31, 2013 and December 31, 2012 all of the asset retirement obligations were long-term in nature. The Company’s asset retirement obligations consist of reclamation and closure costs for both active mines and exploration activities. The present value of obligations relating to active mines is currently estimated at $51.3 million (2012 - $51.0 million) reflecting payments for approximately the next 24 years. The present value of obligations relating to exploration activity in the Yukon is currently estimated at $3.6 million (2012 - $3.6 million) reflecting payments for approximately the next 12 years. Significant reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance, and other costs.

The undiscounted value of this liability is $68.9 million (2012 - $68.9 million). Inflation rate assumptions of 1.7% and discount rates of 2.2% – 3.6% have been used to determine the fair value of the obligation. The 2012 revision in estimates of liabilities and additional obligations is primarily due to the recognition of additional future reclamation obligations. An accretion expense component of $0.4 million has been charged to finance and transaction costs for the three months ended March 31, 2013 (2012 - $0.5 million).

17.	Finance lease obligations

The Company has finance lease obligations at the Queenstake Resources U.S.A., Inc. subsidiary for equipment used for the Jerritt Canyon operations. The net carrying amount of the leased equipment included in mobile plant and equipment was $7.7 million at March 31, 2013, and $7.1 million at December 31, 2012 (note 10).

	March 31,	December 31,
Maturity analysis of finance leases:	2013	2012
Current¹	$2,164	$1,942
Non-current	3,261	3,358
	$5,425	$5,300

1 Current portion of finance lease obligations is included in accounts payable and accrued liabilities.

	March 31,	December 31,
Reconciliation of minimum lease payments	2013	2012
Less than a year	$2,582	$2,406
2 years	2,416	2,229
3 years	1,034	1,322
	6,032	5,957
Present value of minimum lease payments	$5,425	$5,300

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

18.	Share capital and share based payments:

	(a)	Authorized share capital consists of an unlimited number of common shares

(b)

On October 9, 2012, the Company completed its ten for one consolidation (the “Consolidation”) of the Company's common shares. On October 9, 2012, the 996,901,669 common shares issued and outstanding were consolidated to approximately 99,689,930 common shares. The Company's outstanding stock options and listed warrants were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices and warrant exercise prices respectively. All comparative period information has been adjusted to reflect this Consolidation.

	(c)	Common shares issued and outstanding:

(i)

On May 23, 2012, the Company closed a private placement for gross proceeds of $8.7 million, from the issuance of an aggregate of 3,908,174 units at price of C$2.30 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$4.00 per share within twenty-four months of closing of the private placement. Of the $8.7 million proceeds $3.5 million was attributed to common shares, and $5.2 million was attributed to the warrants. There was no finder's fee or commission payable on the private placement.

(ii)

May 28, 2012, the Company closed a private placement to settle $6.7 million in current accounts payable by the issuance of an aggregate of 2,284,740 commons shares at a deemed price of C$3.00 per share. There was no finder's fee or commission payable on the private placement.

(iii)

On June 15, 2012, the Company issued 201,011 Structuring shares concurrently with the issuance of convertible debentures (note 15). $0.6 million of the gross proceeds were attributed to the Structuring shares which were recorded in equity net of transaction costs of $41 thousand.

(iv)

On July 19, 2012, the Company issued 133,332 Structuring shares concurrently with the issuance of convertible debentures (note 15). $0.4 million of the gross proceeds were attributed to the Structuring shares which were recorded in equity net of transaction costs of $32 thousand.

(v)

On October 12, 2012, the Company issued 66,956 Structuring shares concurrently with the issuance of convertible debentures (note 15). $0.2 million of the gross proceeds were attributed to the Structuring shares which were recorded in equity net of transaction costs of $15 thousand.

(vi)

On November 13, 2012, the Company issued 380,373 Structuring shares upon conversion of convertible debentures (note 15). The fair value of the Structuring shares issued upon conversion was $1.1 million.

(vii)

December 18, 2012, the Company closed a public offering of 7,200,000 Units at a price of C$2.10 per Unit representing aggregate gross proceeds of $15.3 million. Each Unit comprises one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of C$2.35 until December 18, 2016. Of the gross proceeds $13.4 million was attributed to common shares and recorded in equity, and $1.9 million was attributed to the warrants and recorded in warrant liability (Note 13).

The Company paid agents fees equivalent to 6% ($0.9 million) of the public offering. The agents fees were satisfied with 1. $0.3 million in cash, and 2. 304,085 units under the same terms as the public offering. The unit shares had a value of $0.6 million, which was recorded in equity, and the unit warrants had a fair value of $0.1 million, which was recorded in transaction costs and finance fees (Note 6).

VERIS GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

The Company also issued agents 432,000 broker compensation options with a fair value of $0.2 million which was recorded in equity. Each broker compensation option consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$2.10 per share until December 18, 2014.

(d)	Stock options:

The Company has a stock option plan (“the Plan”) in place under which the Board of Directors may grant options to acquire common shares of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, cannot exceed 10% of the issued and outstanding securities. The options vest over a variable period of time up to three years dependent upon the individual’s role and any specified performance criteria.

The total fair value of the stock based compensation recognized during the three months ended March 31, 2013 was $0.1 million (2012 - $0.7 million). Of this $0.1 million is included in cost of sales (2012 - $0.1), and $nil is included in general and administrative expense for the three months ended March 31, 2013 (2012 – $0.6 million). The fair value of stock options granted during the three months ended March 31, 2013 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2013	2012
Weighted average fair value at grant date ($)	$1.40	$2.15
Expected dividend yield (%)	0%	0%
Average risk-free interest rate (%)	1.3%	1.2%
Expected life (years)	5.0	5.0
Expected volatility (%)	127.3%	125.7%
Forfeiture rate (%)	0%	0%

Continuity of stock options outstanding is as follows:

		Weighted average
	Options	exercise price
	outstanding (000's )	(C$/option)
At December 31, 2011	6,021	3.76
Granted	818	2.76
Exercised	(23)	1.50
Expired	(546)	11.38
Forfeited	(24)	3.92
At December 31, 2012	6,246	2.97
Granted	40	1.70
Exercised	-	-
Expired	(178)	7.24
Forfeited	(35)	3.33
At March 31, 2013	6,073	2.83

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Continuity of brokers compensation options outstanding is as follows:

Weighted average
	Brokers options		exercise price
	outstanding (000's	)	(C$/option)
At December 31, 2011	-		-
Granted	432		2.10
Exercised	-		-
Expired	-		-
Forfeited	-		-
At December 31, 2012	432		2.10
Granted	-		-
Exercised	-		-
Expired	-		-
Forfeited	-		-
At March 31, 2013	432		2.10

The following information pertains to the options outstanding at March 31, 2013:

Options Outstanding				Vested
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Options	exercise	remaining	Options	exercise	remaining
	outstanding	price	contractual	outstanding	price	contractual
Exercise Price (C$)	(000's)	(C$/option)	life (years)	(000's)	(C$/option)	life (years)
1.50 - 2.50	1,558	1.55	1.57	1,558	1.55	1.57
2.51 - 3.50	3,921	3.05	2.41	3,875	3.05	2.39
3.51 - 4.50	264	4.35	3.48	259	4.35	3.48
4.51 - 16.00	330	5.11	3.14	330	5.11	3.14
	6,073	2.83	2.28	6,022	2.83	2.27

Brokers Options Outstanding					Vested
2.10	432	2.10	1.72	432	2.10	1.72

19.	Net change in non-cash operating working capital:

	Three months ended March 31,
	2013	2012
Accounts receivable and other	$1,129	$(1,373)
Inventories	2,723	(4,870)
Accounts payable and accrued liabilities	8,554	(3,371)
	$12,406	$(9,614)

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

20.	Segmented information

The Company’s operations are primarily related to the acquisition, exploration and production of gold in North America. As of March 31, 2013, the Company had one producing gold mine located in Nevada, USA and exploration properties in Canada (Yukon) and the USA. For the three months ended March 31, 2013 and 2012, 100% of the Company’s gold production was sold through a single broker.

The Company’s operating segments reflect the Company’s geographical operations and are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, the Chief Operating Officer.

	March 31,	December 31,
	2013	2012

Assets
Canada	$57,152	$64,048
USA	284,063	284,411
Consolidated	$341,215	$348,459

Liabilities
Canada	$32,621	$50,224
USA	216,900	199,574
Consolidated	$249,521	$249,798

	Three months ended March 31, 2013
		Cost of sales	Depreciation
	Sales	(excluding depletion)	and Depletion	Net income (loss)
Canada	-	-	20	(802)
USA	46,370	44,944	4,161	(5,740)
Consolidated	46,370	44,944	4,181	(6,542)

	Three months ended March 31, 2012
	Sales	Cost of sales	Depreciation
		(excluding depletion)	and Depletion	Net income (loss)
Canada	-	-	1,892	(6,977)
USA	20,889	21,666	15	(868)
Consolidated	20,889	21,666	1,907	(7,845)

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

21.	Financial Instruments:

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

a) Financial assets and liabilities classified as Fair Value Through Profit or Loss (FVTPL):

The Company’s financial assets and liabilities are classified as FVTPL and therefore are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income. The Company’s financial assets and liabilities include cash and cash equivalents, restricted funds, and derivative assets and liabilities.

The Company’s derivative financial assets and liabilities classified as FVTPL are as follows:

		March 31,	December 31,
	Notes	2013	2012
Current derivative liabilities
Derivative embedded in borrowings	15	462	467
Derivative forward contracts	12	27,152	7,006
Warrants	13	-	12
		27,614	7,485
Non-current derivative liabilities
Derivative forward contracts	12	-	21,480
Warrants	13	7,782	8,700
		$7,782	$30,180

b) Other categories of financial instruments:

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

The fair value of borrowings was determined using discounted cash flows at prevailing market rates and the fair value is approximately equal to the carrying value of the debt.

c) Fair value measurements of financial assets and liabilities

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

  Level 1 – quoted prices in active markets for identical assets or liabilities;

  Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

  Level 3 – inputs for the asset or liability that are not based on observable market data.

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

An assessment of the company’s financial instruments carried at fair value is set out below:

	March 31, 2013		December 31, 2012
	Level 1	Level 2	Level 1	Level 2
Financial Assets
Cash and cash equivalents	$7,103	$-	$9,295	$-
Restricted funds	52,942	-	59,307	-
Derivative asset	-	-	-	-
	60,045	-	68,602	-
Financial Liabilities
Current and non-current warrants	-	7,782	-	8,712
Derivative forward contracts	-	27,152	-	28,486
	$-	$34,934	$-	$37,198

(i)	The fair value measurement methodologies used for the level 2 inputs were as follows:

a.

The fair value of the derivative liability forward contracts (note 12) are calculated using quoted forward gold curve prices applied to the amount of ounces the Company is obligated to deliver under the terms of the forward contract liability.

The fair value of derivative liability warrants (note 13) is calculated using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 76%, weighted average expected lives of the warrants of 2.0 years, and weighted average annual risk-free rates of 1.06%.

d) Financial Risk Management

The Company is exposed to the certain risks through its use of financial instruments, including market risk (currency risk, interest rate risk and commodity price risk), credit risk, and liquidity risk.

The Company manages its exposure to risk through the identification and analysis of risks faced by the Company, setting appropriate risk limits and controls, and monitoring those risks and adherence to the limits and controls that are established. Risk management is carried out by senior management under the approval of the Board of Directors. Risk management practices are reviewed regularly by senior management and the Audit Committee to reflect changes in market conditions and the Company’s activities.

Market risk:

Market risk is the risk that changes in market factors, such as foreign exchange rates, interest rates or commodity prices will affect the fair values or future cash flows of the Company.

(i)	Currency risk:

Results are reported in US dollars. The majority of our operating and capital expenditures are denominated and settled in US dollars. The largest single exposure we have is to the Canadian dollar through cash holdings and corporate administration costs. Consequently, fluctuations in the US dollar exchange rate against the Canadian dollar increases the volatility of corporate administration costs and overall net earnings, when translated into US dollars. The Company manages this risk by maintaining funds in Canadian dollars to support the cash requirements of those operations. The Company does not use any foreign exchange contracts to hedge these currency risks.

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

The Company is exposed to currency risk through the following financial assets and liabilities denominated in Canadian dollars:

In thousands of CAD	December 31,	December 31,
	2012	2012
Cash and cash equivalents	$422	$6,674
Accounts receivable	948	735
Restricted funds	3,700	3,700
Accounts payable and accrued liabilities	$6,193	$6,160

Based on the above net exposures as at March 31, 2013, a 10% appreciation or depreciation in the Canadian dollar against the US dollar, assuming all other variables remain constant, would result in a $0.1 million increase or decrease, respectively, in operating results and shareholders’ equity.

(ii)	Interest rate risk:

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company’s cash and cash equivalents contain highly liquid investments that earn interest at market rates. Fluctuations in market interest rates do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

(iii)	Commodity price risk:

The Company sells its gold production in the world market. The market prices of gold are the primary drivers of our profitability and ability to generate free cash flow. All of our future gold production is unhedged in order to provide our shareholders with full exposure to changes in the market gold price. We are also exposed to fluctuations in the market prices of gold through our derivative and non-derivative forward gold contracts as increases in the market prices of gold will increase the value of gold used for settlement of these contracts.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash and cash equivalents, restricted funds, and trade and other receivables. For cash and cash equivalents, restricted funds, and trade and accounts receivable, credit risk exposure equals the carrying amount on the statement of financial position.

(i)	Cash and cash equivalents

The Company manages its credit risk on cash and cash equivalent balances by maintaining balances with Tier 1 Canadian banks with a Standard & Poor’s rating of AA.

(ii)	Restricted funds

The Company has funds of $47.3 million included in restricted funds (note 9) with a third party insurer with a Standard & Poor’s rating of A+ to fund future reclamation costs at Jerritt Canyon. The Company maintains title to these funds should the third party be in default of their obligations or enters into bankruptcy protection.

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Also included in restricted funds is $2.0 million in an escrow account held in the Company’s name at a European bank with a Standard & Poor’s rating of A+ (note 9). These funds relate to the forward gold purchase agreement (note 14), and will be made available to the Company when defined production targets are achieved.

The remaining $3.6 million in restricted funds at March 31, 2013, which relate to a water use license letter of credit and cash pledged as security for letters of credit (note 9), are held as short term deposits with a Tier 1 Canadian bank with a Standard & Poor’s rating of AA-.

Liquidity risk:

Liquidity risk is the risk of loss from not having sufficient funds to meet financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on demand to meet expected operating expenses.

At March 31, 2013 the cash balance of the Company was $7.1 million.

The following are the contractual maturities of the undiscounted cash flows of financial and non-financial liabilities at March 31, 2013:

	Less than 3	4 to 12	1 to 2 years	Greater than	Total
	months	months		2 years
Accounts payable and accrued liabilities	$45,402	$-	$-	$-	$45,402
Finance lease obligations	710	1,872	2,416	1,034	6,032
Operating lease obligations	55	164	209	87	515
Decommissioning and rehabilitation provisions	-	718	1,461	66,667	68,846
	$46,167	$2,754	$4,086	$67,788	120,795

22.	Commitments and contingencies

a)

On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice representing the Environmental Protection Agency (EPA), alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company has responded to the allegations and has held discussions with the EPA on the matter in order to determine the nature of the violations. Discussions proceeded toward a possible settlement in the second and third quarter of 2012. Discussions are anticipated to continue in the fourth quarter of 2012. The EPA is continuing to monitor the Company’s ongoing compliance program and discussions on settling these matters without admitting liability are actively underway while the EPA action has been tolled by mutual consent. The final outcome and the extent of any potential liability or settlement payment(s), if any, is not yet determinable.

	b)	Lease Commitments:

The Company is committed under various operating leases to the following annual minimum payments:

2013	$219
2014	209
2015	87
$515

VERIS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

23.	Subsequent events

On April 12, 2013 the Company secured financing in the form of an eight-month senior unsecured promissory note (the "Note") with a principal sum of US$10 million (the "Principal"). In connection with the Note, the Company issued 3.4 million common share purchase warrants with an exercise price of US$1.80 expire five years from the issuance date. The Note bears interest at a rate of 9% per annum and will mature eight months from the April 12, 2013 closing date (the "Maturity Date"). From and after the Maturity Date or at the election of the lender after an event of default whether or not the maturity has been accelerated, the Note will bear interest at a rate of 1.75% per month, and at the option of the lender, the Principal may be converted into common shares of the Company based on a conversion price equal to the greater of (a) CDN$0.75 and (b) the Market Price (as defined in the TSX Company Manual) of the Company's common shares discounted by 5% per Conversion Share (the "Conversion"). The ability of the lender to exercise its option to convert the Principal into common shares remains subject to TSX approval at the time of the Conversion. The Company also paid a finder's fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. ("Casimir") in connection with the Note transaction, and also issued Casimir 100,000 common share purchase warrants with an exercise price of $1.85 and a term of two years from the closing date.